UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 16, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Wells-Gardner Electronics Corporation

File No. 001-08250 - CF#26263

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Wells-Gardner Electronics Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from an Exhibit to a Form 10-K filed on March 10, 2011, as amended on August 3, 2011 to re-file Exhibit 10.19 with reduced redactions.

Based on representations by Wells-Gardner Electronics Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.19   through April 13, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel